SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax I.D. (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON MARCH 18, 2022

1.              DATE, TIME AND PLACE: On March 18, 2022, at 08:00.a.m, held via electronic means.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called under the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with participation of all Directors named below, as well as CEO Roberto Lopes Pontes Simões. The Chairman of the Board of Directors presided over the meeting, and Lilian Porto Bruno was the secretary.

3.              AGENDA, RESOLUTION AND SUBJECTS FOR ACKNOWLEDGEMENT OR SUBJECTS OF INTEREST TO THE COMPANY:

3.1.         Resolution: After due analysis of the proposal submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was taken:

a)	Call for the Annual and Extraordinary Shareholders' Meeting - The call for the Annual and Extraordinary Shareholders' Meeting was authorized by publishing the respective Call Notice in accordance with the law, to resolve on: (a) at the Annual Shareholders' Meeting: (i) Financial Statements of the Company containing the Explanatory Notes, referring to the fiscal year ended on December 31, 2021, accompanied by the Report and Opinion of the External Independent Auditors, the Opinion of the Fiscal Council and the Report of the Compliance and Statutory Audit Committee; (ii) Management Report and respective management accounts for the fiscal year ended December 31, 2021; (iii) Management's proposal for the capital budget for fiscal year 2022; (iv) Management's proposal for the allocation of the results for the fiscal year ended on December 31, 2021; (v) Election of the members of the Board of Directors' and their alternates; (vi) Election of the Chairman and Vice-Chairman of the Board of Directors (vii) Election of the members of the Company's Fiscal Council and respective alternates; (viii) Global annual compensation for the Management and members of the Fiscal Council for fiscal year 2022; and (b) at the Extraordinary General Meeting: (i) Proposal from the Management for rerratification of the annual global management compensation for the year 2021 with an increase of R$ 2,030,972.07 (two million, thirty thousand, nine hundred and seventy-two reais and seven cents), corresponding to an increase of 2.80% in relation to the annual and overall remuneration of the Directors approved at the Ordinary General Assembly held on April 13, 2021, under the terms of the Management Proposal presented; (ii) Amendment to article 4, caput, of the Company's Bylaws as a result of the voluntary conversion of class "B" preferred shares exercised by a shareholder; and (iii) Consolidation of the Company's Bylaws.

BRASKEM S.A.

Tax I.D. (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON MARCH 18, 2022

3.2.	Subjects for Acknowledgement: Nothing to record since there are no subjects for acknowledgement on the agenda of this meeting.

3.3.	Subjects of Interest to the Company/Executive Session of the Board of Directors: Nothing to record since there are no subjects of interest to the Company on the Agenda for this meeting.

4.              ENCERRAMENTO: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all Board Members who attended the meeting, by the Chairman and by the Secretary.

São Paulo/SP, March 18, 2022.

José Mauro M. Carneiro da Cunha	Lilian Porto Bruno
Chairman	Secretary

João Cox Neto	Andrea da Motta Chamma

Gesner José de Oliveira Filho	Héctor Nuñez

João Pinheiro Nogueira Batista	Julio Soares de Moura Neto

Marcelo Klujsza	Paulo Roberto Vales de Souza

Roberto Faldini	Roberto Lopes Pontes Simões

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.